UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30377 / February 5, 2013

_____

In the Matter of	:
	:
First Trust Exchange-Traded Fund	:
First Trust Exchange-Traded Fund II	:
First Trust Exchange-Traded Fund III	:
First Trust Exchange-Traded Fund IV	:
First Trust Exchange-Traded Fund V	:
First Trust Exchange-Traded Fund VI	:
First Trust Exchange-Traded Fund VII	:
First Trust Exchange-Traded AlphaDEX Fund	:
First Trust Exchange-Traded AlphaDEX Fund II	:
First Trust Series Fund	:
First Defined Portfolio Fund, LLC	:
First Trust Variable Insurance Trust	:
First Trust Advisors L.P.	:
First Trust Portfolios L.P.	:
	:
120 East Liberty Drive, Suite 400	:
Wheaton, Illinois 60187	:
	:
(812-13895)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF
THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(C) OF
THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, First Trust
Exchange-Traded Fund III, First Trust Exchange-Traded Fund IV, First Trust Exchange-
Traded Fund V, First Trust Exchange-Traded Fund VI, First Trust Exchange-Traded Fund
VII, First Trust Exchange-Traded AlphaDEX Fund, First Trust Exchange-Traded
AlphaDEX Fund II, First Trust Series Fund, First Defined Portfolio Fund, LLC, First Trust
Variable Insurance Trust, First Trust Advisors L.P., and First Trust Portfolios L.P. filed an
application on April 29, 2011, and amendments to the application on October 21, 2011,
May 18, 2012, September 14, 2012, and January 3, 2013, requesting an order under section
12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") granting an exemption
from sections 12(d)(1)(A), (B), and (C) of the Act, under sections 6(c) and 17(b) of the Act

granting an exemption from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act. The order would permit (a) certain registered open-end management investment companies that operate as "funds of funds" to acquire shares of certain registered open-end management investment companies, registered closed-end management investment companies, "business development companies," as defined by section 2(a)(48) of the Act, and registered unit investment trusts that are within and outside the same group of investment companies as the acquiring investment companies and (b) certain registered open-end management investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On January 8, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30345). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act, under sections 6(c) and 17(b) of the Act from section 17(a) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by First Trust Exchange-Traded Fund, et al. (File No. 812-13895) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary